SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 8, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 8th, 2014, the Company has reported that has decided to approve and ratify the loans duly granted by Tyrus S.A (“Tyrus”) a wholly owned subsidiary of the Company to Dolphin Fund Ltd. (“Dolphin”), and to apply such loans to the subscription of shares of Dolphin, according to the following: (i) Subscription for shares of Dolphin in cash for an amount of US$8,500,000 by Tyrus; (ii) Subscription for shares of Dolphin in kind, as follows 7,127,944 Boden 2015, and 1,221,027 Global 2017.

The investment of the Company in Dolphin is subject to the same terms and conditions duly reported by the Company.

 Furthermore and in accordance with the Chapter III of the Rules of the Comisión Nacional de Valores, and Article 110 subsection h) of the Capital Markets Law No. 26,831, the Company has requested the authorization of the Audit Committee for the aforementioned transaction; in that sense the Audit Committee has issued an opinion without any objections with respect the aforesaid transaction.

.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: April 10, 2014